SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K
                          (Commission File No. 1-15024)


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


 This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No.
  333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No.
 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities
                 Exchange Act of 1934, in each case as amended

                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                            ------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures: Amended and Restated Articles of Association of Novartis AG, dated as of March 4, 2003, to reflect the completion of Swiss corporate law implementation of the reduction of Novartis AG's share capital as approved by the annual general meeting on such date, as entered in the Commercial Register of Basel, Switzerland on June 18, 2003.

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[GRAPHIC OMITTED]


Articles
of Incorporation
of Novartis AG

4 March 2003



This document was created as a converted Microsoft Word 97 version.
The printed brochure or the pdf-format version remain, in all matters, binding and definitive (see also www.novartis.com).



                                                        Page 2 of 12 Total Pages

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                                        ARTICLES OF INCORPORATION OF NOVARTIS AG
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The Articles of Incorporation were adopted at the Extraordinary General Meeting of Novartis AG held on 15 October 1996.

Alterations adopted by General Meetings of:

21 April 1999
11 October 2000 (extraordinary GM)
22 March 2001
21 March 2002
4 March 2003


(The original German text remains, in all matters, binding and definitive).

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                                        ARTICLES OF INCORPORATION OF NOVARTIS AG
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                    Articles of Incorporation of Novartis AG



Section 1:      Corporate name, Registered Office, Purpose and Duration        3

Section 2:      Share Capital                                                  3

Section 3:      Corporate Bodies                                               5

                A. General Meeting of Shareholders                             5

                B. Board of Directors                                          8

                C. Auditors and Group Auditors                                10

Section 4:      Annual Financial Statements, Consolidated Financial
                Statements and Profit Allocation                              11

Section 5:      Publications and Place of Jurisdiction                        11

Section 6:      Contributions in Kind                                         12


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                                Articles of Incorporation of Novartis AG

Section 1:                      Corporate name, Registered Office, Purpose and
                                Duration

                                Article 1

Corporate name,           1     Under the Corporate name
Registered office               Novartis AG
                                Novartis SA
                                Novartis Inc.
                                there exists a company limited by shares with its registered office in Basle.


                                Article 2

Purpose                   1     Purpose of the Company is to hold interests in
                                enterprises in the area of health care or nutrition. The company may also hold interests in enterprises in the areas of biology, chemistry, physics, information technology or related areas.
                          2     The Company may acquire, mortgage, liquidate or
                                sell real estate and intellectual property rights in Switzerland or abroad.


                                Article 3

Duration                  1     The duration of the Company is unlimited.


Section 2:                      Share Capital

                                Article 4

Share capital             1     The share capital of the Company is CHF
                                1,400,735,000, fully paid-in and divided into 2,801,470,000 registered shares. Each share has a nominal value of CHF 0.50.
                          2     Upon resolution of the General Meeting of
                                Shareholders registered shares may be converted into bearer shares and reversed bearer shares may be converted into registered shares.


                                Article 5

Shareholders register     1     The Company shall maintain a shareholders
and restrictions of             register showing the names, first names,
registration, Nominees          domicile, address and nationality (in the case
                                of legal entities the registered office) of the holders or usufructuaries of registered shares.
                          2     Upon request acquirers of registered shares are
                                registered in the shareholders register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. Subject to the restrictions set forth in paragraph 6 of this article, no person or entity shall be registered with the right to vote for more than 2% of the registered share capital as set forth in the commercial register. This restriction of registration also applies to persons who hold some or all of their shares through nominees pursuant to this article. All of the foregoing is subject to
                                Article 685d paragraph 3 of the Swiss Code of
                                Obligations.
                          3     The Board of Directors may register nominees
                                with the right to vote in the share register to the extent of up to 0.5% of the registered share capital as set forth in the commercial register.
                                Registered shares held by a nominee that exceed this limit may be registered in the shareholders register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account and with whom the Board of Directors has entered into a corresponding agreement.

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                          4     Corporate bodies and partnerships or other
                                groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), shall be treated as one single person or nominee within the meaning of paragraphs 2 and 3 of this article.
                          5 After hearing the registered shareholder or nominee, the Board of Directors may cancel, with retroactive effect as of the date of registration, the registration of shareholders if the registration was effected based on false information. The respective shareholder or nominee shall be informed immediately of the cancellation of the registration.
                          6 The Board of Directors shall specify the details and give the necessary orders concerning the adherence to the preceding regulations. In particular cases it may allow exemptions from the limitation for registration in the share register or the regulation concerning nominees. It may delegate its duties.
                          7 The limitation for registration in the share register provided for in this article shall also apply to shares acquired or subscribed by the exercise of subscription, option or conversion rights.


                                Article 6

Share certificates        1     The Company may issue certificates representing
                                several shares. They may be exchanged at any time for smaller portions or individual share certificates.


                                Article 7

Dematerialised shares     1     The Company may renounce the printing and
                                delivery of certificates and may, with the consent of the owner of issued shares, cancel issued certificates for registered shares that are returned to the Company. It may renounce the issuance of new certificates for registered shares if the owner of the shares does not demand the issuance of certificates for its shares with the co-operation of the bank which handles the book entries.
                          2     Registered shares not represented by a
                                certificate may only be transferred by way of assignment which assignment must encompass all rights connected with the transferred shares. To be valid, the assignment must be notified to the Company. Registered shares not represented by a certificate which a bank has been instructed by the shareholder to administer may only be transferred with the co-operation of that bank.
                          3     Registered shares not represented by a
                                certificate may only be pledged to the bank which handles the book entries of such shares for the shareholder, and only based on a written pledge agreement. A notification of the Company is not necessary. The right to require delivery of a certificate may be transferred to the bank accepting the pledge. In all other cases, the pledge of registered shares requires the transfer of the certificates to be valid.


                                Article 8

Exercise of rights        1     The shares are not divisible. The Company
                                accepts only one representative per share.

                          2     The right to vote and the other rights
                                associated with a registered share may only be exercised by a shareholder, usufructuary or nominee who is registered in the share register.


Section 3:                      Corporate Bodies

                                A. General Meeting of Shareholders

                                Article 9

Competence                1     The General Meeting of Shareholders is the
                                supreme body of the Company.

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                                Article 10

General Meetings a.       1     The Ordinary General Meeting of Shareholders
Ordinary General                shall be held each year within six months after
Meeting                         the close of the fiscal year of the Company; at
                                the latest twenty days before the meeting the business report and the report of the auditors shall be made available for inspection by the shareholders at the registered office of the Company.


                                Article 11

b. Extraordinary          1     Extraordinary General Meetings of Shareholders
General Meetings of             shall take place upon request of the Board of
Shareholders                    Directors or the Auditors.
                          2     Furthermore, Extraordinary General Meetings of
                                Shareholders shall be convened upon resolution of a General Meeting of Shareholders or if it is required by one or more shareholders who are representing in the aggregate not less than one tenth of the share capital and submit a petition signed by such shareholder or shareholders specifying the items for the agenda and the proposals.


                                Article 12

Convening of General      1     General Meetings of Shareholders shall be
Meetings                        convened by the Board of Directors at the latest
                                twenty days before the date of the meeting. The meeting shall be convened by way of a notice appearing once in the official publication organs of the Company. Registered shareholders may also be informed by mail.
                          2     The notice of a meeting shall state the items on
                                the agenda and the proposals of the Board of Directors and as the case may be of the shareholders who demanded that a General Meeting of Shareholders be convened and, in case of elections, the names of the nominated candidates.


                                Article 13

Agenda                    1     One or more shareholders whose combined
                                shareholdings represent an aggregate nominal value of at least 1 million Francs may demand that an item be included in the agenda of a General Meeting. Such a demand must be made in writing at the latest forty-five days before the meeting and shall specify the items and the proposals of such a shareholder.
                          2     No resolution shall be passed at a General
                                Meeting on matters for which no proper notice was given. This provision shall not apply to proposals to convene an Extraordinary General
                                Meeting or to initiate a special audit.


                                Article 14

Presiding officer,        1     The General Meeting of Shareholders shall take
Minutes, Vote                   place at the registered office of the Company,
counters                        unless the Board of Directors decides otherwise.
                                The Chairman of the Board or in his absence a Vice-Chairman or any other Member of the Board and designated by the Board shall take the chair.
                          2     The presiding officer shall appoint a secretary
                                and the vote counters. The minutes shall be signed by the presiding officer and the secretary.


                                Article 15

Proxies                   1     The Board of Directors shall provide for the
                                rules regarding the participation and the representation at the General Meeting.
                          2     A shareholder shall only be represented by his
                                legal representative, another shareholder with the right to vote, corporate bodies
                                (Organvertreter), independent proxies
                                (unabhangige Stimmrechtsvertreter) or by a depositary (Depotvertreter).

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                                Article 16

Voting rights             1     Each share entitles the holder to one vote.


                                Article 17

Resolutions, Elections    1     Unless the law requires otherwise, the General
                                Meeting passes resolutions and elections with the absolute majority of the votes represented.
                          2     Resolutions and elections shall be taken either
                                on a show of hands or by electronic voting, unless the General Meeting decides for, or the presiding officer orders, a secret ballot.
                          3     The presiding officer may at any time order to
                                repeat an election or resolution taken on a show of hands with a secret ballot, if he doubts the results of the vote. In this case, the preceding election or resolution taken on a show of hands is deemed not having taken place.
                          4     If no election has taken place at the first
                                ballot and if there is more than one candidate, the presiding officer shall order a second ballot in which the relative majority shall be decisive.


                                Article 18

Powers of the General     1     The following powers shall be vested exclusively
Meeting                         in the General Meeting:
                                a) to adopt and amend the Articles of
                                Incorporation;
                                b) to elect the members of the Board of
                                Directors, the auditors and the Group auditors;
                                c) to approve the annual report and the
                                consolidated financial statements;
                                d) to approve the annual financial statements and to decide on the allocation of profits shown on the balance sheet, in particular with regard to dividends;
                                e) to discharge the members of the Board of Directors;
                                f) to pass resolutions concerning all matters which by law or the Articles of Incorporation are reserved to the authority of the General
                                Meeting.


                                Article 19

Special Quorum            1     The approval of at least two-thirds of the votes
                                represented is required for resolutions of the General Meeting of Shareholders on:
                                a) an alteration of the purpose of the Company;
                                b) the creation of shares with increased voting powers;
                                c) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions;
                                d) an authorised or conditional increase of the share capital;
                                e) an increase of the share capital increase out of equity, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights;
                                f) a restriction or suspension of rights of option to subscribe;
                                g) a change of location of the registered office of the Company;
                                h) the dissolution of the Company without liquidation.


                                B. Board of Directors

                                Article 20

Number of Directors       1     The Board of Directors shall consist of a
                                minimum of 10 and a maximum of 16 members, all of which must be shareholders.

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                                Article 21

Term of office            1     The term of office for each member of the Board
                                of Directors shall not exceed three years. A year within the meaning of this provision is the period between two Ordinary General Meetings of Shareholders. The term of office shall be determined for each member at the occasion of its election. The several terms of office shall be co-ordinated such that in each year approximately one third of all members of the Board of Directors shall be subject to re-election or election.
                          2     In the case of replacement elections that occur
                                during a term of office of a director, the successor shall assume the term of office of his predecessor. Members of the Board of Directors whose term of office has expired shall be re-eligible, subject to paragraph 3 hereinafter.
                          3     The members of the Board of Directors shall
                                automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next Ordinary General Meeting of Shareholders following such event. The General
                                Meeting may, under special circumstances, grant an exception from this rule and may elect a member of the Board of Directors for another term of office of no more than four years.


                                Article 22

Organisation of the       1     The Board of Directors shall elect its Chairman
Board, Remuneration             and one or two Vice-Chairmen from among its
                                members. It shall appoint a secretary who need not be a member of the Board of Directors.
                          2     The Board of Directors shall determine the
                                remuneration of its members.


                                Article 23

Convening of              1     The Chairman shall convene meetings of the Board
meetings                        of Directors if and when the need arises or if a
                                member so requires in writing.


                                Article 24

Resolutions               1     In order to pass resolutions, at least a
                                majority of the members of the Board of
                                Directors must be present. This requirement shall not apply for resolutions of the Board of Directors providing for the confirmation of capital increases or for the amendment of the Articles of Incorporation in connection with increases of the share capital.
                          2     The adoption of resolutions by the Board of
                                Directors requires a majority of the votes cast.
                                The Chairman shall not have the deciding vote.
                          3     Resolutions may also be passed by telephone, or
                                in writing or by way of electronic data transfer unless a member of the Board of Directors requests oral deliberation.


                                Article 25

Powers of the Board       1     The Board of Directors has in particular the
                                following non-delegable and inalienable duties:
                                a) the ultimate direction of the business of the Company and to give the necessary directives;
                                b) the determination of the organisation of the Company;
                                c) the administration of accounting, financial control and financial planning;
                                d) the appointment and removal of the persons entrusted with the management and representation of the Company;
                                e) the ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;
                                f) the preparation of business reports and the Meetings of Shareholders and to carry out the resolutions adopted by the Meetings of Shareholders;
                                g) the notification of the court if liabilities exceed assets;

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                                h) the adoption of resolutions concerning the
                                increase of the share capital to the extent that such power is vested in the Board of Directors (Article 651 paragraph 4 CO), as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation;
                                i) the examination of the professional
                                qualifications of qualified auditors.
                          2 In addition the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of Shareholders by law or by these Articles of Incorporation.


                                Article 26

Delegation of powers      1     The Board of Directors may, subject to article
                                25 hereof, delegate the management of the Company in whole or in part to individual or several directors or to third persons (senior management) by virtue of promulgating regulations governing the internal organisation.


                                Article 27

Signature power           1     The Board of Directors determines those of its
                                members as well as those third persons who shall have signatory power for the Company and shall further determine the manner in which such persons may sign on behalf of the Company.


                                C. Auditors and Group Auditors

                                Article 28

Term, Powers and          1     The Auditors and the Group Auditors, both of
Duties                          which shall be elected by the General Meeting of
                                Shareholders each year, shall have the powers and duties vested in them by law.


Section 4: Annual Financial Statements, Consolidated Financial Statements and Profit Allocation


                                Article 29

Fiscal year               1     The Board of Directors shall prepare for each
                                fiscal year as of 31 December a business report consisting of the annual financial statements
                                (including profit and loss statements, balance, sheet and notes to the financial statements), the annual report and the consolidated financial statements.


                                Article 30

Allocation of profit      1     The allocation of the profit shown on the
shown on the balance            balance sheet shall be determined by the General
sheet, Reserves                 Meeting of Shareholders subject to the legal
                                provisions. The Board of Directors shall submit to the General Meeting of Shareholders its proposals.
                          2     In addition to statutory reserves additional
                                reserves may be accrued.
                          3     Dividends which have not been claimed within
                                five years after the due date fall back to the Company and shall be allocated to the general reserves.


Section 5:                      Publications and Place of Jurisdiction

                                Article 31

Publications             1      Shareholder communications of the Company shall
                                be made in the Swiss Gazette of Commerce. The
                                Board of Directors may designate additional publication organs.

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                                Article 32

Place of jurisdiction     1     The place of jurisdiction for any disputes
                                arising from or in connection with the
                                shareholdership in the Company shall be at the registered office of the Company.


Section 6:                      Contributions in Kind

                                Article 33

Contributions in kind     1     Pursuant to a merger agreement dated 6 March,
                                1996, the Company has, effective as of 1
                                January, 1996 acquired all assets and
                                liabilities
                                - of Ciba-Geigy Ltd. with a net book value of CHF 5,092,385,655 (after distribution of profits) pursuant to the merger balance sheet dated 31 December, 1995; in turn the Company has conveyed to the previous shareholders of Ciba-Geigy Ltd. at the ratio of 1 to 11/15 a total of 31,308,837 shares with a nominal value of CHF 626,176,740 and has accounted the difference between such value and the net book value in a total amount of CHF 4,466,208,915 to the general reserves; and
                                - of Sandoz Ltd. with a net book value of CHF
                                3,364,195,484 (after distribution of profits) pursuant to the merger balance sheet dated 31
                                December, 1995; in turn the Company has conveyed to the previous shareholders of Sandoz Ltd. at the ratio of 1 to 1 a total of 40,816,280 shares with a nominal value of CHF 816,325,600 and has accounted the difference between such value and the net book value in a total amount of CHF
                                2,547,869,884 to the general reserves.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Novartis AG


Date:  June 20, 2003                 By:  /s/ MALCOLM B. CHEETHAM
                                          -----------------------------------

                                     Name:   Malcolm B. Cheetham
                                     Title:  Head Group Financer
                                             Group Fin. Reporting and Accounting



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